Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


08002861

5 May 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	7 February 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	2 May 2008
No. of securities held prior to change	**Beneficial:** 2,163,704 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 351,174 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 135,919,429 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 21,600,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	64,999
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	64,999 @ AUD0.255 cents each
No. of securities held after change	**Beneficial:** 2,163,704 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 416,173 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 135,919,429 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 21,600,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

I confirm the above to be correct.

....
Richard Tweedie

Dated 2 May 2008

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	7 February 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	2 May 2008
No. of securities held prior to change	**Beneficial:** 6,383,020 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 1,448,811 Ordinary fully paid shares – Beneficial in the name of Sacrosanct Pty Ltd 175,586 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non-Beneficial:** 36,380,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL 264,583 Ordinary fully paid shares – Non Beneficial in the name of Bass Strait Group Pty Ltd (BSG) 3,700,621 Ordinary fully paid shares – Non Beneficial in the name of The Albers Companies Incorporated Pty Ltd

+ See chapter 19 for defined terms.

Class	Ordinary fully paid shares.
Number acquired	32500
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	32,500 @ AUD0.255 cents each
No. of securities held after change	**Beneficial:** 6,383,020 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 1,448,811 Ordinary fully paid shares – Beneficial in the name of Sacrosanct Pty Ltd 208,086 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non-Beneficial:** 36,380,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL 264,583 Ordinary fully paid shares – Non Beneficial in the name of Bass Strait Group Pty Ltd (BSG) 3,700,621 Ordinary fully paid shares – Non Beneficial in the name of The Albers Companies Incorporated Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....
Ernest Geoffrey Albers

Dated 2 May 2008

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of last notice	7 February 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	2 May 2008
No. of securities held prior to change	**Beneficial:** 1,166,156 Ordinary fully paid shares - Beneficial in the name of Leon Musca 405,525 Ordinary fully paid shares - Beneficial in the name of Leon Nominees 10,737,130 Ordinary fully paid shares - Beneficial in the name of Portfolio Securities Pty Ltd 175,586 Ordinary fully paid shares - Beneficial in the name of BB Nominees Pty Ltd
Class	Ordinary fully paid shares.
Number acquired	32,500
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	32,500 @ AUD0.255

+ See chapter 19 for defined terms.

No. of securities held after change	**Beneficial:** 1,166,156 Ordinary fully paid shares - Beneficial in the name of Leon Musca 405,525 Ordinary fully paid shares - Beneficial in the name of Leon Nominees 10,737,130 Ordinary fully paid shares - Beneficial in the name of Portfolio Securities Pty Ltd 208,086 Ordinary fully paid shares - Beneficial in the name of BB Nominees Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....
Leon Musca
Dated 2 May 2008

+ See chapter 19 for defined terms.

END